SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Baxano Surgical, Inc.

(Name of Issuer)

Common Stock,

par value $0.00001 per share

(Title of Class of Securities)

071773 105

(CUSIP Number)

Wilfred E. Jaeger

c/o Three Arch Partners

3200 Alpine Road, Portola Valley, CA 94028

(650) 233-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 071773 105	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Three Arch Partners IV, L.P. (“TAP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

3,608,230 shares, except that Three Arch Management IV, L.L.C. (“TAM IV”), the general partner of TAP IV, may be deemed to have shared power to vote these shares, and Wilfred E. Jaeger (“Jaeger”) and Mark A. Wan (“Wan”), the managing members of TAM IV, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

3,608,230 shares, except that TAM IV, the general partner of TAP IV, may be deemed to have shared power to dispose of these shares, and Jaeger and Wan, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 071773 105	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Three Arch Associates IV, L.P. (“TAA IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

79,666 shares, except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM IV, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

79,666 shares, except TAM IV, the general partner of TAA IV, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 071773 105	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Three Arch Management IV, L.L.C. (“TAM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

3,687,896 shares, of which 3,608,230 are directly owned by TAP IV and 79,666 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM IV, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

3,687,896 shares, of which 3,608,230 are directly owned by TAP IV and 79,666 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 071773 105	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Wilfred E. Jaeger (“Jaeger”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8

SHARED VOTING POWER

3,687,896 shares, of which 3,608,230 are directly owned by TAP IV and 79,666 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote these shares, and Jaeger, a managing members of TAM IV, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,687,896 shares, of which 3,608,230 are directly owned by TAP IV and 79,666 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to dispose of these shares, and Jaeger, a managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 071773 105	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mark A. Wan (“Wan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0
	8

SHARED VOTING POWER

3,687,896 shares, of which 3,608,230 are directly owned by TAP IV and 79,666 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to vote these shares, and Wan, a managing member of TAM IV, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,687,896 shares, of which 3,608,230 are directly owned by TAP IV and 79,666 are directly owned by TAA IV. TAM IV, the general partner of TAP IV and TAA IV, may be deemed to have sole power to dispose of these shares, and Wan, a managing members of TAM IV, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 071773 105	13D	Page 7 of 10 Pages

Statement on Schedule 13D

ITEM 1.              SECURITY AND ISSUER.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.00001 par value per share (the “Common Stock”), of Baxano Surgical, Inc., a Delaware corporation whose principal executive offices are located at 110 Horizon Drive, Suite 230, Raleigh, NC 27615 (the “Issuer”).

ITEM 2.               IDENTITY AND BACKGROUND.

(a)          The persons and entities (“Reporting Persons”) filing this Schedule 13D are Three Arch Partners IV, L.P., a Delaware limited partnership (“TAP IV”), Three Arch Associates IV, L.P., a Delaware limited partnership (“TAA IV”), Three Arch Management IV, L.L.C., a Delaware limited liability company (“TAM IV”), Wilfred E. Jaeger (“Jaeger”), and Mark A. Wan (“Wan”). TAP IV and TAA IV are venture capital funds. TAM IV is the general partner of both TAP IV and TAA IV. Jaeger and Wan are the managing members of TAM IV.

(b)          The address of the principal place of business for each of the Reporting Persons is c/o Three Arch Partners, 3200 Alpine Road, Portola Valley, California 94028.

(c)          The principal occupation of each of Jaeger and Wan is the venture capital investment business. The principal business of TAP IV and TAA IV is to make investments in private and public companies, and the principal business of TAM IV is to serve as the managing member of TAP IV and TAA IV.

(d)          During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          TAM IV is a Delaware limited liability company. Each of TAP IV and TAA IV is a Delaware limited partnership. Each of Jaeger and Wan is a citizen of the United States.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 3, 2013, TranS1, Inc. (“TranS1”) entered into an Agreement and Plan of Merger with Baxano, Inc. (“Baxano”). Under the terms of this Agreement and Plan of Merger, RacerX Acquisition Corp., a wholly-owned subsidiary of TranS1, merged with and into Baxano, with Baxano remaining as the surviving corporation and as a wholly-owned subsidiary of TranS1 (the “Merger”). Upon the closing of the Merger, and in accordance with the terms of the Agreement and Plan of Merger, TranS1 issued an aggregate of approximately 10.3 million shares of its common stock as merger consideration (valued at approximately $20.1 million based on the May 30, 2013 closing price). Three Arch Partners IV, L.P. and Three Arch Associates IV, L.P. (the “Funds”), received 2,347,862 shares of TranS1’s (now Baxano Surgical, Inc.) common stock as merger consideration through its ownership of Baxano.

On March 3, 2013, the Funds entered into a securities purchase agreement (the “Securities Purchase Agreement”) with TranS1 (now Baxano Surgical, Inc.) pursuant to which the Funds purchased 1,340,034 shares of TranS1’s (now Baxano Surgical, Inc.) common stock at a purchase price of $2.28 per share.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 071773 105	13D	Page 8 of 10 Pages

ITEM 4.              PURPOSE OF TRANSACTION.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Persons hold their securities of the Issuer for investment purposes.  Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 45,169,860 shares of Common Stock outstanding as of June 5, 2013.

(c)          Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)          Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the Common Stock of the Issuer, the Funds and certain other investors entered into the Securities Purchase Agreement.  Such agreement is more fully described in TranS1’s report on Form 8-K, filed March 5, 2013, and incorporated herein by reference.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated March 3, 2013. (1)
EXHIBIT C	Form of Securities Purchase Agreement, between TranS1 Inc. and the investors identified on the signature pages thereto, dated March 3, 2013. (2)

(1) Incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 5, 2013.

(2) Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 5, 2013

CUSIP No. 071773 105	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2013

Three Arch Management IV, L.L.C.

By:	/s/ Wilfred E. Jaeger
Wilfred E. Jaeger
Managing Member

Three Arch Partners IV, L.P.

By: Three Arch Management IV, L.L.C.

By:	/s/ Wilfred E. Jaeger
Wilfred E. Jaeger
Managing Member

Three Arch Associates IV, L.P.

By: Three Arch Management IV, L.L.C.
its General Partner

By:	/s/ Wilfred E. Jaeger
Wilfred E. Jaeger
Managing Member

/s/ Wilfred E. Jaeger
Wilfred E. Jaeger

/s/ Mark A. Wan
Mark A. Wan

CUSIP No. 071773 105	13D	Page 10 of 10 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Baxano Surgical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: June 10, 2013

Three Arch Management IV, L.L.C.

By:	/s/ Wilfred E. Jaeger
Wilfred E. Jaeger
Managing Member

Three Arch Partners IV, L.P.

By: Three Arch Management IV, L.L.C.

By:	/s/ Wilfred E. Jaeger
Wilfred E. Jaeger
Managing Member

Three Arch Associates IV, L.P.

By: Three Arch Management IV, L.L.C.
its General Partner

By:	/s/ Wilfred E. Jaeger
Wilfred E. Jaeger
Managing Member

/s/ Wilfred E. Jaeger
Wilfred E. Jaeger

/s/ Mark A. Wan
Mark A. Wan